Pricing Term Sheet	Filed Pursuant to Rule 433
Dated January 31, 2011	Registration Statement No. 333-171961
Supplementing the Preliminary
Prospectus dated January 31, 2011

Savient Pharmaceuticals, Inc.

4.75% Convertible Senior Notes due 2018

The information in this pricing term sheet relates only to Savient Pharmaceuticals, Inc.’s offering (the “Offering”) of its 4.75% Convertible Senior Notes due 2018 and should be read together with the preliminary prospectus dated January 31, 2011 relating to the Offering, including the documents incorporated by reference therein, Registration Statement No. 333-171961.

Issuer:	Savient Pharmaceuticals, Inc.

Ticker / Exchange for Common Stock:	SVNT / The NASDAQ Global Market (“NASDAQ”).

Securities Offered:	4.75% Convertible Senior Notes due 2018 (the “Notes”).

Aggregate Principal Amount Offered:	$200,000,000 aggregate principal amount of Notes (or a total of $230,000,000 aggregate principal amount of the Notes if the underwriters’ over-allotment option to purchase up to $30,000,000 of additional Notes is exercised in full).

Maturity Date:	February 1, 2018, unless earlier repurchased, redeemed or converted.

Interest Rate:	4.75% per annum, accruing from the Settlement Date.

Interest Payment Dates:	February 1 and August 1 of each year, beginning on August 1, 2011.

Public Offering Price:	100% per Note / $200,000,000 total (or $230,000,000 total if the underwriters’ over-allotment option to purchase up to $30,000,000 principal amount of additional Notes is exercised in full).

NASDAQ Last Reported Sale Price on January 31, 2011:	$9.23 per share of the Issuer’s common stock.

Conversion Premium:	25% above the NASDAQ Last Reported Sale Price on January 31, 2011.

Initial Conversion Price:	Approximately $11.54 per share of the Issuer’s common stock.

Initial Conversion Rate:	86.6739 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Use of Proceeds:

The Issuer estimates that the net proceeds from the Offering will be approximately $193.4 million, or approximately $222.5 million if the underwriters exercise their option in full to purchase additional Notes, in each case, after deducting underwriting discounts and estimated offering expenses. The Issuer currently intends to use the net proceeds of the Offering to commercialize KRYSTEXXA in the United States, including completion of its ongoing efforts to recruit a sales force, expand its marketing organization and establish a commercial infrastructure, to fund clinical development activities directed to potential label expansion for KRYSTEXXA in the United States, to further develop and seek regulatory approval for KRYSTEXXA in jurisdictions outside the United States, particularly in the European Union, and for general corporate purposes, including working capital.

Commissions and Discounts:	Notes sold by the underwriters to the public will initially be offered at the Public Offering Price.

The following table shows the per Note and total underwriting discount to be paid to the underwriters by the Issuer. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to an additional $30 million in aggregate principal amount of Notes:

Paid by the Issuer	No Exercise	Full Exercise
Per Note	$30.00	$30.00
Total	$6,000,000.00	$6,900,000.00

Trade Date:	February 1, 2011.

Settlement Date:	February 4, 2011.

CUSIP / ISIN:	80517Q AA8 / US80517QAA85.

Sole Book-Running Manager:	J.P. Morgan Securities LLC.

Co-Managers:	Lazard Capital Markets LLC and Cowen and Company, LLC.

Adjustment to Conversion Rate Upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of the Issuer’s common stock by which the conversion rate will be increased for conversions in connection with a make-whole fundamental change per $1,000 principal amount of Notes based on the stock price and effective date in such make-whole fundamental change:

Effective Date	Stock Price
	$9.23	$11.54	$12.50	$15.00	$17.50	$20.00	$25.00	$30.00	$40.00	$50.00	$60.00

February 4 , 2011	21.6685	16.3458	14.2914	10.5728	8.2391	6.6614	4.6847	3.5002	2.1444	1.3914	0.9200
February 1, 2012	21.6685	14.6151	12.5331	8.9395	6.7982	5.4135	3.7567	2.8012	1.7252	1.1251	0.7444
February 1, 2013	21.6685	12.2572	10.1951	6.8032	4.9576	3.8546	2.6367	1.9727	1.2338	0.8146	0.5431
February 1, 2014	21.6685	8.7990	6.7771	3.8480	2.5688	1.9410	1.3423	1.0277	0.6595	0.4411	0.2960
February 1, 2015	21.6685	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
February 1, 2016	21.6685	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
February 1, 2017	21.6685	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
February 1, 2018	21.6685	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•

if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•

if the stock price is greater than $60.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•

if the stock price is less than $9.23 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of the Issuer’s common stock issuable upon conversion exceed 108.3424 per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the preliminary prospectus dated January 31, 2011 relating to the Offering.

The Issuer has filed a registration statement (including a preliminary prospectus dated January 31, 2011) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood NY 11717, Attention: Prospectus Department, or by calling (866) 803-9204.

This communication should be read in conjunction with the preliminary prospectus dated January 31, 2011. The information in this communication supersedes the information in the preliminary prospectus to the extent inconsistent with the information in such preliminary prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.